Exhibit 99.1

Kedrion Biopharma and Kamada Announce KEDRAB® (Rabies Immune Globulin [Human]) Now
Shipping; Distribution Timed to Meet Spring/Summer Demand for Product

Fort Lee, NJ and Rehovot, Israel – May 8, 2018– Kedrion Biopharma and Kamada Ltd. (NASDAQ:KMDA) (TASE:KMDA), two leading human-derived protein therapeutics companies, announced today that KEDRAB® [Rabies Immune Globulin (Human)] has been launched in the U.S. and initial shipments are now reaching healthcare practitioners across the country. Deliveries have been timed to meet growing demand for this product as the height of the 2018 spring/summer rabies season approaches.

KEDRAB, a human rabies immune globulin (HRIG), received U.S. Food and Drug Administration (FDA) approval for passive, transient post-exposure prophylaxis of rabies infection, when given immediately after contact with a rabid or possibly rabid animal and concurrent with the rabies vaccine. Prior to FDA approval of KEDRAB, U.S. healthcare professionals had only two HRIG therapy options from which to choose to prevent the onset of rabies in someone who may have been exposed to the deadly virus. KEDRAB, the newest entry into the $100 million plus U.S. rabies market, represents another safe, effective treatment choice for healthcare professionals seeking an alternative to currently available HRIGs.

HRIG, such as KEDRAB, is a crucial component of rabies post-exposure prophylaxis (PEP). In previously unvaccinated persons, PEP consists of three steps: Wound cleansing, administration of HRIG, and vaccination against the rabies virus. KEDRAB works by immediately neutralizing the rabies virus until the patient’s immune system responds to the rabies vaccine. According to the Advisory Committee on Immunization Practices (ACIP), rabies PEP is essentially 100 percent effective in preventing human rabies.

“As a leading distributor of specialty pharmaceutical products throughout the U.S., we understand the importance of offering healthcare professionals choices among the therapeutics they prescribe in addressing the medical needs of their patients,” said Patrick M. Schmidt, chief executive officer at FFF Enterprises, the first distributor to partner with Kedrion Biopharma on sales of KEDRAB. “This is why we so strongly support including KEDRAB in our inventory. We are pleased to now be able to fulfill orders for this exciting new product.”

“The launch of KEDRAB is an important milestone for Kamada,” said Amir London, Kamada’s chief executive officer. “KEDRAB represents the second product developed by Kamada and approved by the FDA to be commercialized in the U.S. This critical treatment option represents a significant commercial opportunity for Kedrion and Kamada and has the potential to capture a significant share of the $100 million plus U.S. rabies market.”

KEDRAB is available from ASD, FFF, and McKesson Plasma & Biologics, as well as directly from Kedrion. KEDRAB can be ordered by visiting KEDRAB.com, or by calling Kedrion Biopharma Customer Service at 1-855-353-7466.

About KEDRAB®

KEDRAB [Rabies Immune Globulin (Human)] is a human rabies immunoglobulin (HRIG) indicated for passive, transient post-exposure prophylaxis (PEP) of rabies infection, when given promptly after contact with a rabid or possibly rabid animal. KEDRAB should be administered concurrently with a full course of rabies vaccine.

Important Safety Information

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Patients who can document previous complete rabies pre-exposure prophylaxis or complete post-exposure prophylaxis should only receive a booster rabies vaccine without KEDRAB, because KEDRAB may interfere with the anamnestic response to the vaccine.

•	KEDRAB should not be injected into a blood vessel because of the risk of severe allergic or hypersensitivity reactions, including anaphylactic shock.

•	Patients with a history of prior systemic allergic reactions following administration of human immune globulin preparations should be monitored for hypersensitivity.

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KEDRAB contains a small quantity of IgA. Patients who are deficient in IgA have the potential to develop IgA antibodies and may have anaphylactic reactions following administration of blood components containing IgA.

•	Patients at increased risk of thrombosis or thrombotic complications should be monitored for at least 24 hours after KEDRAB administration.

•	Hemolysis may occur in patients receiving immune globulin products, particularly those who are determined to be at increased risk.

•	KEDRAB administration may interfere with the development of an immune response to live attenuated virus vaccines.

•	A transient rise of the various passively transferred antibodies in the patient’s blood may result in misleading positive results of serologic tests after KEDRAB administration.

•	KEDRAB is derived from human plasma; therefore, the potential exists that KEDRAB administration may transmit infectious agents.

•	In clinical trials, the most common adverse reactions in subjects treated with KEDRAB were injection site pain, headache, muscle pain, and upper respiratory tract infection.

•	Please see KEDRAB Full Prescribing Information for complete prescribing details. [Full Prescribing Information will hyperlink to: www.KEDRAB.com/KEDRAB-prescribing-information.pdf]

About Rabies
Rabies is a preventable viral disease of mammals most often transmitted through the bite of a rabid animal. It is a serious, and nearly always fatal, infection. In the U.S., rabies in wild animals, especially raccoons, skunks, foxes and bats, accounts for most cases of rabies passed on to humans, pets, and other domestic animals. An acute, progressive viral encephalomyelitis, rabies carries the highest case fatality rate of any conventional etiological agent. Rabies is one of the oldest described infectious diseases, known for over 5,000 years.

About Kedrion Biopharma
Kedrion Biopharma is an international company that collects and fractionates blood plasma to produce and distribute plasma-derived therapeutic products for use in treating and preventing serious diseases, disorders and conditions such as hemophilia, primary immune system deficiencies and Rh-sensitization. Kedrion Biopharma Inc., the U.S. subsidiary of Kedrion Biopharma, is headquartered in Fort Lee, New Jersey. Kedrion Biopharma launched US operations in 2011, but the company’s international roots stretch back several decades in the production of blood and plasma-derived products. Kedrion Biopharma places a high value on the welfare of those who benefit from its products, as well as on the people and the communities it serves. Additional information about Kedrion Biopharma can be found at www.kedrion.com and www.kedrion.us.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency and, in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding market size assumptions, timing of product launch and estimated commercial results.  Forward-looking statements are based on Kedrion and Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, additional competition in the HRIG market, regulatory changes, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and each of Kedrion and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Media Contacts
Forrest McCaleb
Director, Global Communications – U.S.
Kedrion Biopharman Inc.
f.mccaleb@kedrion.com
214-557-8030

Sheila Burke
Method Health Communications
484-667-6330
healthbizwritenow@gmail.com

Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com